UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Selecta Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

816212104

(CUSIP Number)

June 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 816212104	13 G	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Timothy A. Springer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,692,234 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,692,234 shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,234 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON (See Instructions) IN, OO

CUSIP NO. 816212104	13 G	Page 3 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TAS Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 449,880 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 449,880 shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,880 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 816212104	13 G	Page 4 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Leukon Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,242,354 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,242,354 shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,242,354 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 816212104	13 G	Page 5 of 7

ITEM 1(A).	NAME OF ISSUER

Selecta Biosciences, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

480 Arsenal Way
Watertown, MA 02472

ITEM 2(A).	NAME OF PERSONS FILING

This joint statement on Schedule 13G is filed by Timothy A. Springer (“Dr. Springer”), TAS Partners LLC (“TAS”), and Leukon Investments, LP (“Leukon”), who are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The business address of each of Dr. Springer, TAS and Leukon is 36 Woodman Road, Newton, MA, 02467.

ITEM 2(C)	CITIZENSHIP

TAS is a Delaware limited liability company; Leukon is a Delaware limited partnership; Dr. Springer is a citizen of the United States.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Shares of Common Stock, $0.0001 par value per share (the “Shares”).

ITEM 2(E)	CUSIP NUMBER

816212104

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

The percentages of beneficial ownership stated herein and on each Reporting Person’s cover page to this Schedule 13G are based on a total of 17,899,586 Shares outstanding as set forth in the Issuer’s final prospectus, dated June 21, 2016, filed with the Securities and Exchange Commission on June 23, 2016, pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Final Prospectus”), and assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional 750,000 Shares. The cover page to this Schedule 13G for each Reporting Person is incorporated by reference in its entirety into this Item 4.

On June 27, 2016, the Reporting Persons, in the aggregate, beneficially owned 1,692,234 Shares, representing approximately 9.4% of such class of securities.

CUSIP NO. 816212104	13 G	Page 6 of 7

On June 27, 2016, Dr. Springer was the beneficial owner of a total of 1,692,234 Shares, representing approximately 9.4% of the outstanding Shares and consisting of (i) 445,576 Shares held by TAS, (ii) 4,304 Shares underlying warrants exercisable within 60 days of June 27, 2016 held by TAS, (iii) 1,237,028 Shares held by Leukon and (ii) 5,326 Shares underlying warrants exercisable within 60 days of June 27, 2016 held by Leukon. Dr. Springer disclaims beneficial ownership of the Shares held by TAS and Leukon, except to the extent of his pecuniary interest therein.

On June 27, 2016, TAS was the beneficial owner of a total of 449,880 Shares, representing approximately 2.5% of the outstanding Shares and consisting of (i) 445,576 Shares and (ii) 4,304 Shares underlying warrants exercisable within 60 days of June 27, 2016. TAS holds all such Shares directly. Dr. Springer is the sole managing member of TAS.

On June 27, 2016, Leukon was the beneficial owner of a total of 1,242,354 Shares, representing approximately 6.9% of the outstanding Shares and consisting of (i) 1,237,028 Shares and (ii) 5,326 Shares underlying warrants exercisable within 60 days of June 27, 2016. Leukon holds all such Shares directly. LKST, Inc. is the general partner of Leukon and Dr. Springer is the president of LKST, Inc.

ITEM5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2019

/s/ Timothy A. Springer
Timothy A Springer

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager

Leukon Investments, LP By: LKST Inc., its General Partner

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	President

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of March 27, 2019, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock, $0.0001 par value per share of Selecta Biosciences, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

/s/ Timothy A. Springer
Timothy A Springer

TAS Partners LLC

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	Manager

Leukon Investments, LP By: LKST Inc., its General Partner

By:	/s/ Timothy A. Springer

Name:	Timothy A. Springer

Title:	President